February 27, 2018

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

TSX Venture Exchange
P.O. Box 11633
Suite 2700 – 650 West Georgia Street
Vancouver, BC
V6B 4N9

Alberta Securities Commission
600, 250 – 5th Street S.W.
Calgary, AB
T2P 0R4

Dear Sirs / Mesdames:

Re: VANC Pharmaceuticals Inc. (the "Company")
Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated February 22, 2018, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Davidson + Company LLP

DAVIDSON & COMPANY LLP
Chartered Professional Accountants

cc: **TSX Venture Exchange**